Exhibit 99.5

[Form of Letter to Stockholders of Record]

ISCO INTERNATIONAL, INC.

RIGHTS OFFERING

[                    ] COMMON SHARES
INITIALLY OFFERED PURSUANT TO RIGHTS
DISTRIBUTED TO STOCKHOLDERS OF
ISCO INTERNATIONAL, INC.

The Rights Offering will expire at 5 p.m. New York City time on           , 2002, unless extended.

Dear Stockholders:

        This letter is being distributed to all holders of record of the common stock (the “Common Stock”) of ISCO International, Inc. (“ISCO”) as of the close of business on                        , 2001 (the “Record Date”) in connection with a distribution of rights (the “Rights”) to acquire additional shares of Common Stock, at a subscription price of $        per share, as described in the enclosed Prospectus dated                    , 2001 (the “Prospectus”). Please carefully read the Prospectus and other materials listed below, which describes the rights offering and how you can participate. You will find answers to some frequently asked questions about the rights offering in the beginning of the enclosed Prospectus.

        Each record holder of shares of the Common Stock is entitled to receive            Rights for each share of Common Stock held of record as of the close of business on the Record Date, and to purchase         share of Common Stock for each Right received. No fractional Rights have been granted; if a fractional Right would have been calculated for a record holder of our Common Stock as a result of the ratio described above, the number of Rights granted to such holder has been rounded down to the nearest whole Right.

        The following documents are enclosed:

1.	A Prospectus for this offering;

2.	A Subscription Warrant evidencing your Rights;

3.	Instructions regarding the use of your ISCO International, Inc. Subscription Warrant (including guidelines for certification of your Taxpayer Identification Number on Substitute Form W-9);

4.	A Notice of Guaranteed Delivery for Subscription Warrants issued by ISCO International, Inc.; and

5.	A return envelope addressed to LaSalle Bank N.A., the Subscription Agent for this offering.

        Your prompt action is requested. Your Rights will expire at 5:00 P.M., New York City time, on                , 2002 (the “Expiration Date”) unless the subscription period for this rights offering is extended by ISCO, in its sole discretion.

        To exercise your Rights, a properly completed and executed Subscription Warrant (or Notice of Guaranteed Delivery) and payment in full for all of the Rights exercised must be delivered to LaSalle Bank N.A., as indicated in the Prospectus, prior to 5:00 P.M., New York City time, on the Expiration Date.

        Additional copies of the enclosed materials may be obtained from MacKenzie Partners, Inc., the information agent for this offering, at 156 Fifth Avenue New York, New York 10010. You may call MacKenzie Partners, Inc. toll free at                          .

Very truly yours,

ISCO International, Inc.

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